UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42308

Click Holdings Limited

(Translation of registrant’s name into English)

Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
+852 3758 2780

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 8, 2024, Click Holdings Limited, a British Virgin Islands company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty& Co., Inc., as the representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “Offering”) an aggregate of 1,400,000 ordinary shares (the “IPO Shares”) of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 210,000 Ordinary Shares to cover over-allotments, if any. Concurrently with entry into the Underwriting Agreement, the Company issued the Underwriters warrants to purchase a total of 70,000 Ordinary Shares, each with an exercise price of $4.80 per share (the “Warrants”).

The IPO Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-280522), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 30, 2024. A final prospectus dated October 8, 2024, relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission. In addition, the Company will be entering into an escrow agreement with the Representative and Wilmington Trust, N.A., serving as escrow agent (the “Escrow Agreement”). Under the terms of the Escrow Agreement, $500,000 of the proceeds from the Offering will be held in escrow for a period of six months following closing on the Offering.

The foregoing summary of the terms of the Underwriting Agreement, Warrants, and the Escrow Agreement is each subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement and the Escrow Agreement, respectively, which are filed as Exhibit 1.1, 4.1, and 10.1 to this Report on Form 6-K and is incorporated herein by reference.

On October 7, 2024, the Ordinary Shares were approved for listing on The Nasdaq Capital Market and on October 9, 2024, began trading under the symbol “CLIK.”

On October 10, 2024, the Company consummated the Offering of 1,400,000 Ordinary Shares, which were priced at $4.00 per share. The Company received $5.6 million in gross proceeds from the Offering, before deducting commissions, expense allowance and expenses.

On October 10, 2024, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2024	Click Holdings Ltd.

	By:	/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Officer, Chairman and Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated October 8, 2024, between the Company and R.F. Lafferty & Co., Inc., as the representative of the Underwriters.
4.1	Form of Warrants dated October 8, 2024.
10.1	Form of Escrow Agreement among the Company, R.F. Lafferty & Co., Inc. and Wilmington Trust, N.A.
99.1	Press Release, dated October 10, 2024.

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